UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Adams Resources & Energy, Inc.

(Name of Issuer)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

006351308

(CUSIP Number)

THG Securities Fund, L.P.

140 S. Lake Ave., Suite 304

Pasadena, CA 91101

(626) 765-9950

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 006351308

1.	NAME OF REPORTING PERSON
THG Securities Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
83,353
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
83,353
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,353
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percent of class beneficially owned is calculated based on 2,577,872 shares of the Issuer’s common stock, $0.10 par value (the “Common Stock”), outstanding as of November 1, 2024, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2024 as filed with the SEC on November 12, 2024.

CUSIP No.: 006351308

1.	NAME OF REPORTING PERSON
THG Securities Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
83,353 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
83,353 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,353 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1) The shares of Common Stock reported herein are held directly by THG Securities Fund, L.P. (the “Fund”). As the general partner and investment manager of the Fund, THG Securities Advisors, LLC (the “Manager”) exercises voting and investment power over all of the securities held by the Fund and may be deemed to be the beneficial owner of such securities. The Manager disclaims beneficial ownership of the shares of Common Stock held directly by the Fund, except to the extent of its pecuniary interest in such shares, if any.

(2) Percent of class beneficially owned is calculated based on 2,577,872 shares of Common Stock outstanding as of November 1, 2024, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2024 as filed with the SEC on November 12, 2024.

CUSIP No.: 006351308

1.	NAME OF REPORTING PERSON
Mark Keith Holdsworth
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
83,353 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
83,353 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,353
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The shares of Common Stock reported herein for which Mr. Holdsworth has shared voting and dispositive power are held directly by the Fund. Mr. Holdsworth is the founder of The Holdsworth Group, LLC, which is a managing member of the Manager, the general partner and the investment manager of the Fund, and, in such capacity, Mr. Holdsworth exercises voting and investment power over all of the shares held by the Fund and may be deemed to be a beneficial owner of these shares. Mr. Holdsworth, The Holdsworth Group, LLC and the Manager each disclaims beneficial ownership of the shares of Common Stock held directly by the Fund, except to the extent of its or his pecuniary interest in such shares, if any.

(2) Percent of class beneficially owned is calculated based on 2,577,872 shares of Common Stock outstanding as of November 1, 2024, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2024 as filed with the SEC on November 12, 2024.

CUSIP No.: 006351308

1.	NAME OF REPORTING PERSON
Zachary Levenick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
83,353 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
83,353 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,353
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The shares of Common Stock reported herein for which Mr. Levenick has shared voting and dispositive power are held directly by the Fund. Mr. Levenick is a member of the Manager, the general partner and the investment manager of the Fund, and, in such capacity, Mr. Levenick exercises voting and investment power over all of the shares held by the Fund and may be deemed to be a beneficial owner of these shares. Mr. Levenick disclaims beneficial ownership of the shares of Common Stock held directly by the Fund, except to the extent of his pecuniary interest in such shares, if any.

(2) Percent of class beneficially owned is calculated based on 2,577,872 shares of Common Stock outstanding as of November 1, 2024, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2024 as filed with the SEC on November 12, 2024.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the SEC on June 27, 2024, as previously amended and restated by amendment No. 1 to the Schedule 13D as filed with the SEC on the same date (collectively, the “Prior Schedule 13D”) by THG Securities Fund, L.P. (the “Fund”), THG Securities Advisors, LLC (the “Manager”), Mark Holdsworth, and Zachary Levenick (collectively with the Fund, the Manager and Mr. Holdsworth, the “Reporting Persons” and each individually, a “Reporting Person”) with respect to the common stock, $0.10 par value (“Common Stock”), of Adams Resources & Energy, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment, the Prior Schedule 13D is unchanged.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	As of the date of this filing, each Reporting Person’s beneficial ownership of the Common Stock is as follows:

Fund:	83,353	3.2%

Manager:	83,353	3.2%

Zachary Levenick:	83,353	3.2%

Mark Holdsworth:	86,353	3.2%

For purposes of this Schedule 13D, the percent of class beneficially owned is calculated based on 2,577,872 shares of Common Stock outstanding as of November 1, 2024, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2024 as filed with the SEC on November 12, 2024.

Mr. Holdsworth, Mr. Levenick, and the Manager each disclaims beneficial ownership of the shares held directly by the Fund, except to the extent of its or his pecuniary interest in such shares, if any.

(b)	As of the date of this filing, each Reporting Person has the following voting power and dispositive power with respect to the reported securities:

The Fund and the Manager:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 83,353

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 83,353

Zachary Levenick:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 83,353

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 83,353

Mark Holdsworth:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 83,353

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 83,353

(c)	Below are the transactions effected by the Reporting Persons in the Issuer’s securities during the past 60 days. Each of the transactions was effected as an open-market transaction through the Reporting Person’s broker-dealers.

Reporting Person	Trade Date	Amount of Shares Purchased / (Sold)	Price Per Share (excluding commissions)
Fund	10/30/24	(500)	$27.0352
Fund	10/31/24	(2,500)	$27.82
Fund	11/04/24	(2,000)	$27.5
Fund	11/04/24	(3,131)	$27.501338
Fund	11/05/24	(819)	$27.510232
Fund	11/05/24	(393)	$27.554809
Fund	11/06/24	(1,236)	$28.219976
Mark Holdsworth	11/13/24	(3,000)	$37.068
Fund	12/06/24	(2,171)	$37.314
Fund	12/09/24	(613)	$37.360392
Fund	12/10/24	(50,000)	$37.3

(d)	Except as disclosed in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Fund Shares.

(e)	On December 10, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2024

THG Securities Fund, L.P.

By:	THG Securities Advisors, LLC
Its:	General Partner

By:	The Holdsworth Group, LLC
Its:	Managing Member

By:	/s/ Mark Holdsworth
Title: Managing Member

THG Securities Advisors, LLC

By:	The Holdsworth Group, LLC
Its:	Managing Member

By:	/s/ Mark Holdsworth
Title: Managing Member

/s/ Mark Holdsworth
Mark Holdsworth

/s/ Zachary Levenick
Zachary Levenick